                        1934 Act Registration No. 1-31731

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                             Dated November 12, 2003


                           Chunghwa Telecom Co., Ltd.
                 (Translation of Registrant's Name into English)


                            21-3 Hsinyi Road Sec. 1,
                           Taipei, Taiwan, 100 R.O.C.
                     (Address of Principal Executive Office)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

                Form 20-F      x               Form 40-F
                          ------------                   -----------


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                 Yes                            No      x
                     ------------                   ------------


     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  2003/11/12

                            Chunghwa Telecom Co., Ltd.

                         By:    /s/   Hank H. C. Wang
                                ----------------------------
                         Name:  Hank H. C. Wang
                         Title: Senior Managing Director
                                Finance Department

                                     Exhibit

Exhibit           Description

   1 Announcement on 2003/10/16: Supervisor of Chunghwa Telecom, Ching Nain Tsai was replaced by Ming Daw Chang, both are representatives for MoTC

   2 Announcement on 2003/10/29: Chunghwa Telecom announced operating results for third quarter 2003

   3 Announcement on 2003/11/10: Clarification of the report regarding Chunghwa Telecom's accumulated ten months pretax EPS, NT$5.24

   4    Announcement on 2003/11/10: October 2003 sales

                                                                       EXHIBIT 1

Supervisor of Chunghwa Telecom, Ching Nain Tsai was replaced by Ming Daw Chang, both are representatives for MoTC

Date of events: 2003/10/16
Contents:

1.   Date of occurrence of the change: 2003/10/16
2. Name and resume of the replaced person: Ching Nain Tsai, President of the Export-Import Bank of the Republic of China
3. Name and resume of the replacement: Ming Daw Chang, Vice Director-general of Bureau of Monetary Affairs, Ministry of Finance
4. Reason for the change: According to the MoTC's official document, reference no. 0920060806, the MoTC assigns Ming Daw Chang, Vice Director-general of Bureau of Monetary Affairs, Ministry of Finance, to replace Ching Nain Tsai, President of the Export-Import Bank of the Republic of China to hold a concurrent post as supervisor of Chunghwa Telecom due to Mr. Tsai's change in his former primary position as Vice Director-general of Bureau of Monetary Affairs, Ministry of Finance.
5. Number of shares held by the new director or supervisor at the time of appointment: 9,196,826,888 shares
6.   Original term (From __________ to __________): 2002/07/13~2005/07/12
7.   Effective date of the new appointment: 2003/10/16
8.   Rate of change of directors/supervisors of the same term: 0%
9.   Any other matters that need to be specified: None.

                                                                       EXHIBIT 2

Chunghwa Telecom announced operating results for third quarter 2003

Date of events:  2003/10/29
Contents:

1.   Date of occurrence of the event: 2003/10/29
2.   Cause of occurrence: none
3.   Countermeasures: none
4. Any other matters that need to be specified: Chunghwa Telecom announced its operating results for 3Q03. Revenues was NT$45.9bn, gross profit NT$33.3bn, income from operation NT$16.0bn, net income NT$12.5bn and earning per share NT$1.3.

                                                                       EXHIBIT 3

Clarification of the report regarding Chunghwa Telecom's accumulated ten months pretax EPS, NT$5.24

Date of events: 2003/11/10
Contents:

1.   Name of the reporting media: Edition 18, Commercial Times
2.   Date of the report: 2003/11/10
3. Content of the report: Chunghwa Telecom's accumulated ten months pretax EPS, NT$5.24
4.   Summary of the information provided by investors: None
5. Company's explanation of the reportage or provided information: In comply with the regulations, on Nov 10, Chunghwa announced October revenue totaled NT$14.83bn without any disclosure in terms of EPS. The reported NT$5.24 of Chunghwa Telecom's accumulated ten months pretax EPS was purely estimated by the press.
6.   Countermeasures: None
7.   Any other matters that need to be specified: None

                                                                       EXHIBIT 4

                                Chunghwa Telecom

                               November 10, 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of October 2003

1) Sales volume (NT$ Thousand)

-----------------------------------------------------------------------------------------
Period              Items              2003            2002          Changes          %
-----------------------------------------------------------------------------------------
October         Invoice amount      17,212,640      17,052,167       160,473        0.94%
-----------------------------------------------------------------------------------------
Jan -October    Invoice amount     175,536,585     173,213,962     2,322,623        1.34%
-----------------------------------------------------------------------------------------
October         Net sales           14,826,333      14,498,562       327,771        2.26%
-----------------------------------------------------------------------------------------
Jan -October    Net sales          148,733,054     146,446,365     2,286,689        1.56%
-----------------------------------------------------------------------------------------

2) Funds lent to other parties (NT$ Thousand)

-----------------------------------------------------------------------------------------
                            Balance as of period end
-----------------------------------------------------------------------------------------
                       This Month           Last Month             Limit of lending
-----------------------------------------------------------------------------------------
CHT                             0                    0                            0
-----------------------------------------------------------------------------------------
CHT's subsidiaries              0                    0                            0
-----------------------------------------------------------------------------------------

3) Endorsements and guarantees (NT$ Thousand)

-----------------------------------------------------------------------------------------
                                            Change in       Balance as        Limit of
                                            This Month    of period end     endorsements
-----------------------------------------------------------------------------------------
CHT                                                  0                0                0
-----------------------------------------------------------------------------------------
CHT's subsidiaries                                   0                0                0
-----------------------------------------------------------------------------------------
CHT endorses for subsidiaries                                         0                0
-----------------------------------------------------------------------------------------
CHT's subsidiaries endorse for CHT                                    0                0
-----------------------------------------------------------------------------------------
CHT endorses for PRC companies                                        0                0
-----------------------------------------------------------------------------------------
CHT's subsidiaries endorse for PRC companies                          0                0
-----------------------------------------------------------------------------------------

4) Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

-----------------------------------------------------------------------------------------
Underlying assets / liabilities                                                    N/A
-----------------------------------------------------------------------------------------
Financial instruments
-----------------------------------------------------------------------------------------
Realized profit (loss)
-----------------------------------------------------------------------------------------

a-2 Hedging purpose (for the position of floating rate liabilities)

-----------------------------------------------------------------------------------------
Underlying assets / liabilities                                                    N/A
-----------------------------------------------------------------------------------------
Financial instruments
-----------------------------------------------------------------------------------------
Realized profit (loss)
-----------------------------------------------------------------------------------------

b   Trading purpose : None